UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          KRISPY KREME DOUGHNUTS, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              North Carolina                           56-2169715
(State of incorporation or organization)  (I.R.S. Employer Identification No.)


370 Knollwood Street, Winston Salem, North Carolina                27103
      (Address of principal executive offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered
      -------------------                  ------------------------------

Common Stock, no par value                   New York Stock Exchange
Preferred Share Purchase Rights              New York Stock Exchange
Warrants to Purchase Common Stock            American Stock Exchange

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act Registration Statement file number to which this Form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable


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ITEM 1. Description of Registrant's Securities To Be Registered.

     The articles of incorporation of Krispy Kreme Doughnuts, Inc. ("Krispy Kreme") authorize the issuance of up to 300,000,000 shares of common stock and 10,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by its board of directors.

Common Stock

     Holders of Krispy Kreme common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock. If Krispy Kreme liquidates, dissolves or winds up, the holders of common stock are entitled to receive ratably all of its assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Krispy Kreme may designate and issue in the future.

     Krispy Kreme's common stock trades on the New York Stock Exchange under the symbol KKD. Branch Banking and Trust Company is the transfer agent and registrar for Krispy Kreme common stock.

Preferred Stock

     Krispy Kreme's articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock from time to time in one or more series and with terms of each series stated in its board's resolutions providing for the designation and issue of that series. Its articles also authorize the board of directors to determine the dividend, voting, conversion, redemption and liquidation preferences, rights, privileges and limitations pertaining to each series of preferred stock that it issues. Subject to applicable stock exchange rules, without seeking any shareholder approval, its board of directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of its common stock and could have the effect of delaying, deferring or preventing a change in control. Other than the issuance of the series of preferred stock previously authorized by the board of directors in connection with the shareholder rights plan described below, Krispy Kreme has no present plans to issue any shares of preferred stock.


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Warrants to Purchase Common Stock

     On April 7, 2003, Krispy Kreme acquired Montana Mills Bread Co., Inc., in a merger transaction. In connection with the merger, the outstanding publicly traded warrants to purchase Montana Mills common stock became exercisable for the number of shares of Krispy Kreme common stock and at an exercise price per share determined using the merger exchange ratio (0.1501 shares of Krispy Kreme common stock for each share of Montana Mills common stock plus cash in lieu of fractional shares) in accordance with a warrant agreement between Montana Mills and Continental Stock Transfer & Trust Company, as warrant agent. These warrants will be redeemable by Krispy Kreme if its common stock trades at 200% of the exercise price of the warrants for at least 20 consecutive trading days and holders of the warrants are provided with at least 30 days notice of redemption. These warrants expire if not exercised prior to June 27, 2007.

     These warrants are listed on the American Stock Exchange under the symbol MMX.WS. Continental Stock Transfer & Trust Company currently serves as warrant agent for these warrants. The exercise price and number of shares of Krispy Kreme common stock or other securities issuable upon the exercise of these warrants are subject to adjustment to protect against dilution if Krispy Kreme issues a stock dividend or conducts a stock split, recapitalization, reorganization, merger or consolidation or other similar event. Krispy Kreme cannot assure you that the market price of its common stock will exceed the exercise price of these warrants at any time during the period in which they are exercisable. These warrants do not give a holder any dividend, voting, preemptive or any other rights Krispy Kreme shareholders may have.

Anti-Takeover Provisions of Krispy Kreme's Articles of Incorporation, Bylaws and
     Shareholder Rights Plan

     The rights of Krispy Kreme's shareholders are governed by provisions in its articles of incorporation, bylaws and shareholder rights plan that may affect any attempted change in control. Krispy Kreme's articles of incorporation opt it out of some provisions of North Carolina law that would otherwise affect attempted changes in control of Krispy Kreme.

Classification Of Directors

     Krispy Kreme's bylaws provide that its board of directors consists of not more than 15 nor less than nine members. The board of directors has the power to set the authorized number of directors by majority vote of the whole board within those limits. The board currently consists of nine directors, two of whom are employed by Krispy Kreme. Currently, two of these positions are vacant. Krispy Kreme's bylaws also divide the board into three classes serving staggered three-year terms. The classification of directors could prevent a


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shareholder, or group of shareholders, having majority voting power, from obtaining control of the board until the second annual shareholders' meeting following the date that the shareholder, or group of shareholders, obtains majority voting power. Thus, this provision may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of Krispy Kreme.

Advance Notice Provisions

     Krispy Kreme's bylaws provide that shareholders must provide timely notice in writing to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Notice for an annual meeting is timely if the Secretary receives the written notice not less than 40 days prior to the scheduled annual meeting. If less than 50 days' notice of the meeting is given or made by Krispy Kreme to the shareholders, a shareholder's notice will be timely if received by the Secretary on the tenth day following the date such notice was given or made. The bylaws also specify the form and content of a shareholder's notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

Shareholder Rights Plan

     Krispy Kreme's board of directors has declared a dividend of one preferred share purchase right for each share of Krispy Kreme common stock. Each share purchase right entitles the registered holder to purchase from Krispy Kreme one one-hundredth (1/100) of a share of Krispy Kreme Series A Participating Cumulative Preferred Stock at a price of $96.00 per one one-hundredth of a Series A preferred share. The exercise price and the number of Series A preferred shares issuable upon exercise are subject to adjustments from time to time to prevent dilution. The share purchase rights are not exercisable until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons -- referred to as an acquiring person -- have acquired beneficial ownership of 15% or more of its outstanding common stock or (2) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 15% or more of its outstanding shares of common stock. If Krispy Kreme is acquired in a merger or other business combination, or if 50% or more of its consolidated assets or earning power is sold after a person or group has become an acquiring


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person, proper provision will be made so that each holder of a share purchase right -- other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void -- will have the right to receive, upon exercise of the share purchase right at the then current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the share purchase right exercise price. If any person or group becomes an acquiring person, proper provision shall be made so that each holder of a share purchase right -- other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void -- will have the right to receive upon exercise, and without paying the exercise price, the number of shares of Krispy Kreme common stock with a market value equal to the share purchase right exercise price. Series A preferred shares purchasable upon exercise of the share purchase rights will not be redeemable. Each Series A preferred share will be entitled to a minimum preferential dividend payment of $1.00 per share and will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event Krispy Kreme liquidates, the holders of the Series A preferred shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Series A preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series A preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Before the date the share purchase rights are exercisable, the share purchase rights may not be detached or transferred separately from the common stock. The share purchase rights will expire on January 18, 2010, unless that expiration date is extended or unless the share purchase rights are redeemed or exchanged by Krispy Kreme. At any time before an acquiring person acquires beneficial ownership of 15% or more of Krispy Kreme's outstanding common stock, its board of directors may redeem the share purchase rights in whole, but not in part, at a price of $.001 per share purchase right. Immediately upon any share purchase rights redemption, the exercise rights terminate, and the holders will only be entitled to receive the redemption price. A more detailed description and terms of the share purchase rights are set forth in a rights agreement between Krispy Kreme and Branch Banking and Trust Company, as rights agent. This rights agreement could have the effect of discouraging tender offers or other transactions that might otherwise result in Krispy Kreme shareholders receiving a premium over the market price for their common stock.

Director Removal And Vacancies

     A director may be removed only with cause by the vote of the holders of a two-thirds majority of the shares entitled to vote for the election of directors. Krispy Kreme's bylaws generally provide that any board vacancy may be filled by a majority of the remaining directors, even if less than a quorum, which is normally a majority of the authorized number of directors.

Ability To Consider Other Constituencies

     Krispy Kreme's articles of incorporation permit its board of directors, in determining what is believed to be in the best interest of Krispy Kreme, to consider the interests


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of its employees, customers, suppliers and creditors, the communities in which its offices or other facilities are located and all other factors its directors may consider pertinent, in addition to considering the effects of any actions on Krispy Kreme and its shareholders. Pursuant to this provision, its board of directors may consider many judgmental or subjective factors affecting a proposal, including certain nonfinancial matters. On the basis of these considerations, its board may oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of its shareholders.

Indemnification And Limitations On Liability Of Directors And Officers

     Krispy Kreme's bylaws provide for indemnification of directors to the fullest extent permitted by North Carolina law. The articles of incorporation, to the extent permitted by North Carolina law, eliminate or limit the personal liability of directors to Krispy Kreme and its shareholders for monetary damages for breach of the duty of care. Such indemnification may be available for liabilities arising in connection with this offering. To the extent that limitation of liability or indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Krispy Kreme under the foregoing provisions, Krispy Kreme has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Krispy Kreme's bylaws also allow it to indemnify its officers, employees, agents and other persons to the fullest extent permitted by North Carolina law. Krispy Kreme's bylaws obligate Krispy Kreme, under certain circumstances, to advance expenses to its directors, officers, employees and agents in defending an action, suit or proceeding for which indemnification may be sought. Krispy Kreme can also indemnify someone serving at its request as a director, officer, trustee, partner, employee or agent of one of its subsidiaries or of any other organization against these liabilities. Krispy Kreme's bylaws also provide that it has the power to purchase and maintain insurance on behalf of any person who is or was one of its directors, officers, employees or agents against any liability asserted against that person or incurred by that person in these capacities, whether or not it would have the power to indemnify that person against these liabilities under North Carolina law. Krispy Kreme maintains insurance on behalf of all of its directors and executive officers.



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ITEM 2.       Exhibits.

3.1 Amended Articles of Incorporation of Krispy Kreme (incorporated by reference to Exhibit 3.1 of Krispy Kreme's Registration Statement on Form S-8 (Commission File No. 333-97787), filed with the Commission on August 7,
     2002).

3.2 Amended and Restated bylaws of Krispy Kreme (incorporated by reference to Exhibit 3.1 of Krispy Kreme's Registration Statement on Form S-8 (Commission File No. 333-97787), filed with the Commission on August 7,
     2002).

4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Krispy Kreme's Amendment No. 4 to Registration Statement on Form S-1 (Commission File No. 333-92909), filed with the Commission on December 16,
     1999).

4.2 Rights Agreement between Krispy Kreme and Branch Banking and Trust Company, as Rights Agent, dated as of January 18, 2000 (incorporated by reference to Exhibit 4.2 of Amendment No. 4 to Krispy Kreme's Registration Statement on Form S-1 (Commission File No. 333-92909), filed with the Commission on April 3, 2000).

4.3 Specimen Montana Mills Redeemable Common Stock Purchase Warrant Certificate (incorporated by reference to Exhibit 4.2 of Montana Mills' Registration Statement on Form SB-2 (Commission File No. 333-86956) filed with the Commission on April 25, 2002).

4.4 Form of Montana Mills Redeemable Common Stock Purchase Warrant Agreement (incorporated by reference to Exhibit 4.4 of Montana Mills' Registration Statement on Form SB-2 (Commission File No. 333-86956) filed with the Commission on April 25, 2002).



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Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


April 7, 2003              KRISPY KREME DOUGHNUTS, INC.
                           (Registrant)


                           By: /s/ Randy S. Casstevens
                               ------------------------------------
                               Name:  Randy S. Casstevens
                               Title:  Chief Financial Officer